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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                       CONSOLIDATED CIGAR HOLDINGS, INC.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   20902E106
                     ----------------------------------------
                                  (CUSIP Number)


       Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022   (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                August 11, 1997
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 20902E106                                       Page 2 of 8 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-135,800
        Zweig-DiMenna International Limited-542,200
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-116,700
        Zweig-DiMenna Partners, L.P.-243,700
        Gotham Advisors, Inc., on behalf of a discretionary account-67,700


8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-135,800
        Zweig-DiMenna International Limited-542,200
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-116,700
        Zweig-DiMenna Partners, L.P.-243,700
        Gotham Advisors, Inc., on behalf of a discretionary account-67,700

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-135,800
        Zweig-DiMenna International Limited-542,200
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-116,700
        Zweig-DiMenna Partners, L.P.-243,700
        Gotham Advisors, Inc., on behalf of a discretionary account-67,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-9.9%

        Zweig-DiMenna Special Opportunities, L.P.-1.2%
        Zweig-DiMenna International Limited-4.9%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-1.0%
        Zweig-DiMenna Partners, L.P.-2.2%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.6%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                        SCHEDULE 13D - AMENDMENT NO. 2


       Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, filed with respect to shares of Class A common stock, par value $.01 per share ("Shares") of Consolidated Cigar Holdings, Inc.

Item 2 Identity and background

       Item 2B.3 is hereby amended to read as follows:

       3.    a)  Name - Frederick A. Mitchell, Director.

             b) Residence or Business Address - P.O. Box N3928, Gwendolyn House, Nassau, Bahamas.

             c) Present Principal Occupation, etc. - Mr. Mitchell is a practicing attorney in the firm Gwendolyn House in Nassau. He is a Senator in the Senate of the Commonwealth of The Bahamas.

Item 3 Source and Amount of Funds or Other Considerations

       The first sentence of Item 3 is amended to read as follows:

       "The securities of Consolidated Cigar Holdings, Inc. were purchased at an aggregate cost of $30,395,207 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

Item 5 Interest in Securities of the Issuer


     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.         -    135,800

            Zweig-DiMenna International Limited               -    542,200

            Zweig-DiMenna Partners, L.P.                      -    243,700

            ZDIM Account                                    -     116,700

            Gotham Account                                  -      67,700

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.       -         1.2%

            Zweig-DiMenna International Limited             -         4.9%

            Zweig-DiMenna Partners, L.P.                    -         2.2%

            ZDIM Account                                    -         1.0%

            Gotham Account                                  -         0.6%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.       -     135,800

            Zweig-DiMenna International Limited             -     542,200

            Zweig-DiMenna Partners, L.P.                    -     243,700

            ZDIM Account                                    -     116,700

            Gotham Account                                  -      67,700

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.       -           0

            Zweig-DiMenna International Limited             -           0

            Zweig-DiMenna Partners, L.P.                    -           0

            ZDIM Account                                    -           0

            Gotham Account                                  -           0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.         -          135,800

            Zweig-DiMenna International Limited               -          542,200

            Zweig-DiMenna Partners, L.P.                      -          243,700

            ZDIM Account                                      -          116,700

            Gotham Account                                    -           67,700


          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.         -                0

            Zweig-DiMenna International Limited               -                0

            Zweig-DiMenna Partners, L.P.                      -                0

            ZDIM Account                                      -                0

            Gotham Account                                    -                0

     c. Since June 10, 1997, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased and /or sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            Zweig-DiMenna Special Opportunities, L.P.

            Date         Description of Transaction
            6/17/97      Purchased 3,300 shares at $28.25 a share

            6/18/97      Purchased 2,000 shares at $28.4583 a share

            6/19/97      Purchased 1,300 shares at $28.50 a share

            7/30/97      Sold 3,000 shares at $27.7398 a share

            8/1/97       Purchased 2,000 shares at $30.9563 a share

            8/5/97       Purchased 4,300 shares at $30.9738 a share

            8/8/97       Purchased 3,300 shares at $30.1225 a share

            8/11/97      Purchased 2,100 shares at $30.2148 a share

            Zweig-DiMenna International Limited

            Date         Description of Transaction
            6/17/97      Purchased 11,900 shares at $28.25 a share

            6/18/97      Purchased 7,100 shares at $28.4583 a share

            6/19/97      Purchased 4,800 shares at $28.50 a share

            7/30/97      Sold 12,300 shares at $27.7398 a share

            8/1/97       Purchased 7,300 shares at $30.9563 a share

            8/5/97       Purchased 11,800 shares at $30.9738 a share

            8/8/97       Purchased 12,100 shares at $30.1225 a share

            8/11/97      Purchased 7,700 shares at $30.2148 a share

            Zweig-DiMenna Partners, L.P.

            Date         Description of Transaction
            6/17/97      Purchased 5,500 shares at $28.25 a share

            6/18/97      Purchased 3,300 shares at $28.4583 a share

            6/19/97      Purchased 2,200 shares at $28.50 a share

            7/30/97      Sold 5,600 shares at $27.7398 a share

            8/1/97       Purchased 3,200 shares at $30.9563 a share

            8/8/97       Purchased 5,400 shares at $30.1225 a share

            8/11/97      Purchased 3,500 shares at $30.2148 a share

            ZDIM Account


            Date         Description of Transaction

            6/17/97      Purchased 2,800 shares at $28.25 a share

            6/18/97      Purchased 1,700 shares at $28.4583 a share

            6/19/97      Purchased 1,100 shares at $28.50 a share

            7/30/97      Sold 2,600 shares at $27.7398 a share

            8/1/97       Purchased 1,600 shares at $30.9563 a share

            8/5/97       Purchased 2,700 shares at $30.9738 a share

            8/8/97       Purchased 2,700 shares at $30.1225 a share

            8/11/97      Purchased 1,700 shares at $30.2148 a share

            Gotham Account


            Date         Description of Transaction

            6/17/97      Purchased 1,500 shares at $28.25 a share

            6/18/97      Purchased 900 shares at $28.4583 a share

            6/19/97      Purchased 600 shares at $28.50 a share

            7/30/97      Sold 1,500 shares at $27.7398 a share

            8/1/97       Purchased 900 shares at $30.9563 a share

            8/5/97       Purchased 1,000 shares at $30.9738 a share

            8/8/97       Purchased 1,500 shares at $30.1225 a share

            8/11/97      Purchased 1,000 shares at $30.2148 a share


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 1997

                                   ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
                                   By:    Zweig-DiMenna Associates LLC,
                                          Managing General Partner


                                   By:    /s/  Joseph A. DiMenna
                                        ----------------------------------------
                                   Name:  Joseph A. DiMenna
                                   Title: A Managing Director of the Managing
                                          General Partner

                                   ZWEIG-DiMENNA INTERNATIONAL LIMITED

                                   By:    Zweig-DiMenna International Managers,
                                          Inc., Investment Manager


                                   By:    /s/  Joseph A. DiMenna
                                        ----------------------------------------
                                   Name:  Joseph A. DiMenna
                                   Title: Executive Vice President

                                   ZWEIG-DiMENNA PARTNERS, L.P.
                                   By: Zweig-DiMenna Associates LLC, Managing General Partner

                                   By:    /s/  Joseph A. DiMenna
                                        ----------------------------------------
                                   Name:  Joseph A. DiMenna
                                   Title: A Managing Director of  the Managing
                                          General Partner

                                   ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


                                   By:    /s/  Joseph A. DiMenna
                                        ----------------------------------------
                                   Name:  Joseph A. DiMenna
                                   Title: Executive Vice President

                                   GOTHAM ADVISORS, INC.


                                   By:    /s/  Joseph A. DiMenna
                                        ----------------------------------------
                                   Name:  Joseph A. DiMenna
                                   Title: Vice President